VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

June 16, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,325	6/03/2016	485BXT	0001137360-16-001096
2,297	5/06/2016	485BXT	0001137360-16-001039
2,268	4/08/2016	485BXT	0001137360-16-000983
2,239	3/11/2016	485BXT	0001137360-16-000929
2,205	2/12/2016	485BXT	0001137360-16-000867
2,174	1/15/2016	485BXT	0001137360-15-000806
2,140	12/18/2015	485BXT	0001137360-15-000741
2,103	11/20/2015	485BXT	0001137360-15-000676
2,069	10/23/2015	485BXT	0001137360-15-000609
2,038	9/24/2015	485BXT	0001137360-15-000546
2,010	8/28/2015	485BXT	0001137360-15-000498
1,976	7/30/2015	485BXT	0001137360-15-000436
1,948	6/30/2015	485BXT	0001137360-15-000385
1,914	6/05/2015	485BXT	0001137360-15-000320
1,875	5/07/2015	485BXT	0001137360-15-000250
1,846	4/10/2015	485BXT	0001137360-15-000193
1,819	3/13/2015	485BXT	0001137360-15-000137
1,789	2/13/2015	485BXT	0001137360-15-000084
1,763	1/16/2015	485BXT	0001137360-15-000034
1,737	12/18/2014	485BXT	0001137360-14-000768
1,711	11/20/2014	485BXT	0001137360-14-000718
1,672	10/22/2014	485BXT	0001137360-14-000639
1,596	8/08/2014	485APOS	0000930413-14-003583

The Amendments relate to VanEck Vectors Emerging Markets Corporate Bond ETF (f/k/a Market Vectors Emerging Markets Corporate Bond ETF), a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Vice President and Assistant Secretary

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